AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 2002
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                          ANTENNA TV AN?NYMOO ETAIPEIA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ANTENNA TV S.A.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           AMERICAN DEPOSITARY SHARES
                         (EACH AMERICAN DEPOSITARY SHARE
                  REPRESENTING ONE HALF OF ONE ORDINARY SHARE)
                         (TITLE OF CLASS OF SECURITIES)

                                   03672N 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 ---------------

                               Nikos Angelopoulos
                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                                (30) 10 688-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

For Immediate Release                   October 1, 2002

ANTENNA TV RECEIVES "GOING PRIVATE" OFFER FROM CONTROLLING SHAREHOLDERS


Antenna TV S.A. announced today that it has been informed by its Chairman, Mr. Minos Kyriakou, that companies controlled by members of the Kyriakou family will, as soon as practicable, be making a tender offer for all the Company's outstanding ordinary shares (the "Ordinary Shares") and American Depositary Shares (each representing one half of one Ordinary Share (the"ADSs")) not already owned by the members of the Kyriakou family, at US $2.40 per Ordinary Share or $1.20 per ADS, in cash. This represents a 145% premium over yesterday's last reported trade on Nasdaq of US$ 0.49 per ADS. The offer is expected to be made towards the middle of October, 2002. The offer is intended to be a "going private" transaction and is expected to be followed by the delisting of Antenna from the Nasdaq and the London Stock Exchange. Antenna has been notified by Nasdaq that because the bid price of the ADSs has been below $1.00 per ADS, Antenna does not meet the Nasdaq's requirements for continued listing on the Nasdaq National Market. Nasdaq indicated that Antenna had until December 16, 2002 to regain compliance or the ADSs would be delisted from trading on the Nasdaq National Market.

Antenna's Board of Directors will appoint a special committee of independent directors to review the terms of the proposed transaction and make a recommendation to the full Board of Directors.

Antenna strongly urges shareholders to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer expected to be filed with the U.S. Securities and Exchange Commission, when they become available, because they will contain important information. The tender offer statement will be filed by companies controlled by members of the Kyriakou family with the SEC, and the solicitation/recommendation statement will be filed by Antenna TV with the SEC. Shareholders will be able to receive these documents, as well as other documents filed by Antenna with the SEC, free of charge at the SEC's website http://www.sec.gov, or from Antenna at the following contact number (IR Office, Tel.: ++30 10 688 6500).


BACKGROUND NOTES

Antenna is a leading media group in Greece. It owns and operates Antenna TV, the leading television broadcast network and producer of television programming in Greece, and Antenna FM, a leading radio station in the greater Athens area. Antenna has a controlling interest in a publishing company, Daphne Communications, which publishes 12 consumer and technical magazines. Antenna also distributes television programming for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia. We also own interests in three Bulgarian media businesses, including a 100% interest in Nova Television, a commercial television network in Bulgaria. We have also begun to establish a presence in the Greek Internet sector.

Since March 1999, Antenna TV's shares, in the form of ADRs, have been listed on NASDAQ, under the symbol "ANTV", and on the London Stock Exchange, under the symbol "AEVD".